ALIAC Guaranteed Account - August 9, 1999

      This prospectus of the ALIAC Guaranteed Account dated August 9, 1999 replaces the prospectus of the ALIAC Guaranteed Account dated May 3, 1999.
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Introduction

The ALIAC Guaranteed Account (the Guaranteed Account) is a fixed interest option available during the accumulation phase of certain variable annuity contracts issued by Aetna Life Insurance and Annuity Company (the Company, we, us). Read this prospectus carefully before investing in the Guaranteed Account and save it for future reference.

General Description

The Guaranteed Account offers investors an opportunity to earn specified guaranteed rates of interest for specified periods of time, called guaranteed terms. We generally offer several guaranteed terms at any one time for those considering investing in the Guaranteed Account. Each guaranteed term offers a guaranteed interest rate for investments that remain in the Guaranteed Account for the duration of the specific guaranteed term. The guaranteed term establishes both the length of time for which we agree to credit a guaranteed interest rate and how long your investment must remain in the Guaranteed Account in order to receive the guaranteed interest rate.

We guarantee both principal and interest if, and only if, your investment remains invested for the full guaranteed term. Charges related to the contract, such as a maintenance fee or early withdrawal charge, may still apply even if you withdraw at the end of the guaranteed term. Investments taken out of the Guaranteed Account prior to the end of the guaranteed term may be subject to a market value adjustment which may result in an investment gain or loss. (See "Market Value Adjustment", page 10.)

This prospectus will explain:

>Guaranteed interest rates and guaranteed terms

>Contributions to the Guaranteed Account

>Types of investments available

>How rates are offered

>How there can be an investment risk, and how we calculate gain or loss

>Contract charges that can affect your account value in the Guaranteed Account

>Taking investments out of the Guaranteed Account

>How to reinvest or withdraw at maturity

Additional Disclosure Information

Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state or jurisdiction that does not permit their sale.

                               Our Home Office:
                   Aetna Life Insurance and Annuity Company
                             151 Farmington Avenue
                          Hartford, Connecticut 06156
                                 (800)-531-4547

                               TABLE OF CONTENTS

                                                                               Page
 Summary .....................................................................    3

 Description of the Guaranteed Account .......................................    7
 In General, Contributions to the Guaranteed Account, Deposit Period,
 Guaranteed Terms, Guaranteed Interest Rates,
 Maturity Value Transfer Provision

 Transfers ...................................................................   10

 Withdrawals .................................................................   10
 Deferral of Payments, Reinvestment Privilege

 Market Value Adjustment (MVA) ...............................................   11
 Calculation of the MVA, Deposit Period Yield, Current Yield, MVA Formula

 Contract Charges ............................................................   13

 Other Topics ................................................................   13
 Income Phase -- Investments -- Distribution of Contracts -- Taxation --
 Year 2000 Readiness -- Experts -- Legal Matters -- Further Information --
 Incorporation of Certain Documents by Reference -- Inquiries

 Appendix I -- Examples of Market Value Adjustment Calculations. .............   18

 Appendix II -- Examples of Market Value Adjustment Yields ...................   20

Summary
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The Guaranteed Account is a fixed interest option that may be available during the accumulation phase of your variable annuity contract. The following is a summary of certain facts about the Guaranteed Account.

In General. Amounts that you invest in the Guaranteed Account will earn a guaranteed interest rate if left in the Guaranteed Account for a specified period of time (the guaranteed term). You must invest amounts in the Guaranteed Account for the full guaranteed term in order to receive the quoted guaranteed interest rate. If you withdraw or transfer those amounts before the end of the guaranteed term, we may apply a "market value adjustment", which may be positive or negative.

Deposit Periods. A deposit period is the time during which we offer a specific guaranteed interest rate if you deposit dollars for a specific guaranteed term. For a particular guaranteed interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period in which that rate and term are offered.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. We may also offer more than one guaranteed term of the same duration with different guaranteed interest rates. Check with your representative or the Company to learn the details about the guaranteed term(s) currently offered. We reserve the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

Guaranteed Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate(s) are guaranteed for that deposit period and for the length of the guaranteed term.

The guaranteed interest rates we offer will always meet or exceed the minimum interest rates agreed to in the contract. Apart from meeting the contractual minimum interest rates, we cannot guarantee any aspect of future offerings.

Fees and Other Deductions. We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. The following other types of charges may be deducted from amounts held in, withdrawn or transferred from the Guaranteed Account:

>Market Value Adjustment (MVA). An MVA may be applied to amounts transferred or withdrawn prior to the end of a guaranteed term, which reflects changes in interest rates since the deposit period. The MVA may be positive or negative, and therefore may increase or decrease the amount withdrawn to satisfy a transfer or withdrawal request. See "Market Value Adjustment"

>Tax Penalties and/or Tax withholding. Amounts withdrawn may be subject to withholding for federal income taxes, as well as a 10% penalty tax for amounts withdrawn prior to you having attained age 591/2. See "Taxation"; see also the "Taxation" section of the contract prospectus

>Early Withdrawal Charge. An early withdrawal charge, which is a deferred sales charge, may apply to amounts withdrawn from the contract, in order to reimburse us for some of the sales and administrative expenses associated with the contract. See "Contract Charges"; see also the "Fees" section of the contract prospectus

>Maintenance Fee. A maintenance fee of up to $30 may be deducted, on an annual basis, pro rata from all funding options including the Guaranteed Account. See "Contract Charges", see also the "Fees" section of the contract prospectus

>Transfer Fees. During the accumulation phase, transfer fees of up to $10 per transfer may be deducted from amounts held in or transferred from the Guaranteed Account. See "Contract Charges"; see also the "Fees" section of the contract prospectus

>Premium Taxes. We may deduct premium taxes of up to 4% from amounts in the Guaranteed Account. See "Contract Charges"; see also the "Fees" section of the contract prospectus

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Contract holder (You/Your): The contract
holder of an individually owned contract
or the certificate holder of a group
contract.
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Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative depending upon interest rate activity at the time of withdrawal or transfer.

Withdrawals from the Guaranteed Account due to the election of a lifetime income option or when a guaranteed death benefit is payable (if withdrawn within the first six months following death) will be subject to an aggregate MVA (the sum of all MVAs due to withdrawal) only if the aggregate MVA is positive. Withdrawals from the Guaranteed Account due to the election of a nonlifetime income option will be subject to an aggregate MVA, whether positive or negative.

An MVA will not apply to:

>Amounts transferred at the end of a guaranteed term

>Amounts transferred under the maturity value transfer provision

>Transfers due to participation in the dollar cost averaging program -- see
 "Market Value Adjustment" for certain restrictions

>Amounts distributed under a systematic distribution option (SDO) -- see
 "Systematic Distribution Options" in the contract prospectus

>Withdrawals for minimum distributions required by the Internal Revenue Code of 1986, as amended (Tax Code), and for which the early withdrawal charge is waived

Maturity of a Guaranteed Term. On or before the end of a guaranteed term, you may instruct us to

>Transfer the matured amount to one or more new guaranteed terms available under the current deposit period

>Transfer the matured amount to other available investment options

>Withdraw the matured amount

Amounts withdrawn may be subject to an early withdrawal charge, a maintenance fee, taxation and, if you are under age 591/2, tax penalties. (See "Contract Charges" and the contract prospectus.)

When a guaranteed term ends, if we have not received instructions from you, we will automatically transfer the maturing investment into a new guaranteed term of similar length. (See "Maturity of a Guaranteed Term" and "Maturity Value Transfer Provision".) If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, and this amount is automatically reinvested as noted above, the next longest guaranteed term will be used.

If you do not provide instructions concerning the maturing amount on or before the end of a guaranteed term, the maturity value transfer provision applies.

Maturity Value Transfer Provision. This provision allows transfers or withdrawals of amounts automatically reinvested at the end of a guaranteed term without an MVA, if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. As described in "Fees and Other Deductions" above, other fees, including an early withdrawal charge and a maintenance fee, may be assessed on amounts withdrawn. See "Maturity Value Transfer Provision."

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account, and/or to other investment options offered through the contract. However:

>Transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period

>We may apply an MVA to transfers made before the end of a guaranteed term

Investments. Guaranteed interest rates credited during any guaranteed term do not necessarily relate to investment performance. Deposits received into the Guaranteed Account will generally be invested in federal, state and municipal obligations, corporate bonds, preferred stocks, real estate mortgages, real estate, certain other fixed income investments, and cash or cash equivalents. All of our general assets are available to meet guarantees under the Guaranteed Account.

Amounts allocated to the Guaranteed Account are held in a nonunitized separate account established by the Company under Connecticut law. To the extent provided for in the contract, assets of the separate account are not chargeable with liabilities arising out of any other business that we conduct. See "Investments."

Notification of Maturity. We will notify you at least 18 calendar days prior to the maturity of a guaranteed term. We will include information relating to the current deposit period's guaranteed interest rates and the available guaranteed terms. You may obtain information concerning available deposit periods, guaranteed interest rates, and guaranteed terms by telephone (1-800-531-4547). (See "Description of the ALIAC Guaranteed Account--General" and "Maturity of a Guaranteed Term.")

Description of the Guaranteed Account
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General

The Guaranteed Account offers guaranteed interest rates for specific guaranteed terms. For a particular guaranteed interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period in which that rate and term are offered. For guaranteed terms of one year or longer, we may offer different interest rates for specified time periods within a guaranteed term. We also may offer more than one guaranteed term of the same duration with different guaranteed interest rates.

An MVA may be applied to any values withdrawn or transferred from a guaranteed term prior to the end of that guaranteed term, except for amounts transferred under the maturity value transfer provision, amounts transferred under the dollar cost averaging program, amounts withdrawn under an SDO, and amounts withdrawn for minimum distributions required by the Tax Code. In the case of amounts withdrawn from a guaranteed term when a guaranteed death benefit is payable under the terms of the contract, we will apply an aggregate MVA (the sum of all MVAs calculated due to this withdrawal) provided that it is positive and provided that the withdrawal is requested within six months of death. This does not apply at the death of a spousal beneficiary or joint contract holder who continued the account in his or her own name after the first death, in which case an aggregate MVA, whether positive or negative, will apply. If a death benefit is paid more than six months from the date of death, the aggregate MVA, whether positive or negative, will also be applied. In the case of values withdrawn from guaranteed terms to provide income phase payments under one of the lifetime income options, we will apply an aggregate MVA only if it is positive. However, we will apply an aggregate MVA, whether positive or negative, to amounts withdrawn to provide income phase payments under a nonlifetime income option.

We maintain a toll-free telephone number for those wishing to obtain information concerning available deposit periods, guaranteed interest rates, and guaranteed terms. The telephone number is 1-800-531-4547. At least 18 calendar days before a guaranteed term matures we will notify you of the upcoming deposit period dates and information on the current guaranteed interest rates, guaranteed terms and projected matured guaranteed term values.

Contributions to the Guaranteed Account

You may invest in the guaranteed terms available in the current deposit period by allocating new payments to the Guaranteed Account or by transferring a sum from other funding options available under the contract or from other guaranteed terms of the Guaranteed Account, subject to the transfer limitations described in the contract. We may limit the number of guaranteed terms you may select. Currently, if the dollar cost averaging program is in effect in a guaranteed term and you wish to add an additional deposit to be dollar cost averaged, all amounts to be dollar cost averaged will have to be combined and the dollar cost averaging amount will be recalculated. This will affect the duration of amounts in the guaranteed term.

Although we reserve the right to limit the total number of investment options you may select during the accumulation phase, there is currently no limit. The number of investment options you may select at any one time, however, is limited to 18. Each guaranteed term counts as one investment option. Although we may require a minimum payment(s) to a contract, we do not require a minimum investment for a guaranteed term. Refer to the contract prospectus. There is a $500 minimum for transfers from other funding options.

Investments may not be transferred from a guaranteed term during the deposit period in which the investment is applied or during the first 90 days after the close of the deposit period. This restriction does not apply to amounts transferred or withdrawn under the maturity value transfer provision, to amounts transferred under the dollar cost averaging program or, in some situations, withdrawn because you discontinued the dollar cost averaging program, or to amounts distributed under a systematic distribution option. See "Maturity Value Transfer Provision" and "Transfers."

Deposit Period

The deposit period is the period of time during which you may direct investments to a particular guaranteed term(s) and receive a stipulated guaranteed interest rate(s). Each deposit period may be a month, a calendar quarter, or any other period of time we specify.

Guaranteed Terms

A guaranteed term is the time we specify during which we credit the guaranteed interest rate. We offer guaranteed terms at our discretion for various periods ranging up to and including ten years. We may limit the number of guaranteed terms you may select and may require enrollment in the dollar cost averaging program.

Guaranteed Interest Rates

Guaranteed interest rates are the rates that we guarantee will be credited on amounts applied during a deposit period for a specific guaranteed term. We may offer different guaranteed interest rates on guaranteed terms of the same duration. Guaranteed interest rates are annual effective yields, reflecting a full year's interest. We credit interest at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates are credited according to the length of the guaranteed term as follows:

Guaranteed Terms of One Year or Less. The guaranteed interest rate is credited from the date of deposit to the last day of the guaranteed term.

Guaranteed Terms of Greater than One Year. Except for those contracts or certificates issued in the State of New York, several different guaranteed interest rates may be applicable during a guaranteed term of more than one year. The initial guaranteed interest rate is credited from the date of deposit to the end of a specified period within the guaranteed term. We may credit several different guaranteed interest rates for subsequent specific periods of time within the guaranteed term. For example, for a 5-year guaranteed term we may guarantee 7% for the first year, 6.75% for the next two years, and 6.5% for the remaining two years. We reserve the right, however, to apply one guaranteed interest rate for an entire guaranteed term.

We will not guarantee or credit a guaranteed interest rate below the minimum rate specified in the contract, nor will we credit interest at a rate above the guaranteed interest rate we announce prior to the start of a deposit period.

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Business Day--Any day on which the New
York Stock Exchange is open.
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Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to the Guaranteed Account (see "Investments"). We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, and competitive factors. We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.

Maturity of a Guaranteed Term. At least 18 calendar days prior to the maturity of a guaranteed term, we will notify you of the upcoming deposit period, the projected value of the amount maturing at the end of the guaranteed term, and the guaranteed interest rate(s) and guaranteed term(s) available for the current deposit period.

When a guaranteed term matures, the amounts in any maturing guaranteed term may be:

>Transferred to a new guaranteed term(s), if available under the contract

>Transferred to any of the allowable investment options available under the contract

>Withdrawn from the contract

We do not apply an MVA to amounts transferred or withdrawn from a guaranteed term on the date the guaranteed term matures. Amounts withdrawn, however, may be subject to an early withdrawal charge, a maintenance fee, taxation and, if the contract holder is under age 591/2, tax penalties.

If we have not received direction from you by the maturity date of a guaranteed term, we will automatically transfer the matured term value to a new guaranteed term of similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longest guaranteed term will be used.

Under the Guaranteed Account, each guaranteed term is counted as one funding option. If a guaranteed term matures, and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

You will receive a confirmation statement, plus information on the new guaranteed rate(s) and guaranteed term.

Maturity Value Transfer Provision

If we automatically reinvest the proceeds from a matured guaranteed term, you may transfer or withdraw from the Guaranteed Account the amount that was reinvested without an MVA. An early withdrawal charge and maintenance fee may apply to withdrawals. If the full amount reinvested is transferred or withdrawn, we will include interest credited to the date of the transfer or withdrawal. This provision is only available until the last business day of the month following the maturity date of the prior guaranteed term. This provision only applies to the first request received from the contract holder with respect to a particular matured guaranteed term value, regardless of the amount involved in the transaction.

Transfers

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We allow you to transfer all or a portion of your account value to the Guaranteed Account or to other investment options under the contract. We do not allow transfers from any guaranteed term to any other guaranteed term or investment option during the deposit period for that guaranteed term or for 90 days following the close of that deposit period. The 90-day wait does not apply to:

>Amounts transferred on the maturity date or under the maturity value transfer provision

>Amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option

>Amounts distributed under an SDO

>Amounts transferred from an available guaranteed term in connection with the dollar cost averaging program

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. We will apply an MVA to transfers made before the end of a guaranteed term. Transfers within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

When the contract holder requests the transfer of a specific dollar amount, we account for any applicable MVA in determining the amount to be withdrawn from a guaranteed term(s) to fulfill the request. Therefore, the amount we actually withdraw from the guaranteed term(s) may be more or less than the requested dollar amount. (See "Appendix I" for an example.) For more information on transfers, see the contract prospectus.



Withdrawals

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The contract allows for full or partial withdrawals from the Guaranteed Account at

Guaranteed Term Group--A

any time during the accumulation phase. To make a full or partial withdrawal, a grouping of deposits or

request form (available from us) must be properly completed and submitted to investments having the same

our Home Office (or other designated office as provided in the contract).

guaranteed term.

Full or partial withdrawals are made pro rata from a guaranteed term group. From each guaranteed term group, we will first withdraw funds from the oldest deposit period, then from the next oldest, and so on.

We may apply an MVA to withdrawals made prior to the end of a guaranteed term, except for withdrawals made under the maturity value transfer provision. (See "Market Value Adjustment.") We may deduct an early withdrawal charge and maintenance fee. The early withdrawal charge is a deferred sales charge which may be deducted upon withdrawal to reimburse us for some of the sales and administrative expenses associated with the contract. A maintenance fee, up to $30, may be deducted pro rata from each of the funding options, including the Guaranteed Account. Refer to the contract prospectus for a description of these charges. When a request for a partial withdrawal of a specific dollar amount is made, we will include the MVA in determining the amount to be withdrawn from the guaranteed term(s) to fulfill the request. Therefore, the amount we actually take from the guaranteed term(s) may be more or less than the dollar amount requested. (See "Appendix I" for an example.)

Deferral of Payments

Under certain emergency conditions, we may defer payment of a Guaranteed Account withdrawal for up to six months. Refer to the contract prospectus for more details.

Reinvestment Privilege

You may elect to reinvest all or a portion of a full withdrawal during the 30 days following such a withdrawal. We must receive amounts for reinvestment within 60 days of the withdrawal.

We will apply reinvested amounts to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinvestment will apply. Amounts are reinvested in the same proportion as prior to the full withdrawal. Any negative MVA we applied to a withdrawal will not be refunded. Refer to the contract prospectus for further details.

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Aggregate MVA--The total of all MVAs
applied due to a transfer or withdrawal.
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Market Value Adjustment (MVA)
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We apply an MVA to amounts transferred or withdrawn from the Guaranteed Account prior to the end of a guaranteed term. To accommodate early withdrawals or transfers, we may need to liquidate certain assets or use cash that could otherwise be invested at current interest rates. When we sell assets prematurely we could realize a profit or loss depending upon market conditions.

The MVA reflects changes in interest rates since the deposit period. When interest rates increase after the deposit period, the value of the investment decreases and the MVA amount may be negative. Conversely, when interest rates decrease after the deposit period, the value of the investment increases and the MVA amount may be positive. Therefore, the application of an MVA may increase or decrease the amount withdrawn from a guaranteed term to satisfy a withdrawal or transfer request.

We may apply an aggregate MVA to transfers made in order to fund a lifetime or nonlifetime income payment option; however, we will not apply a negative aggregate MVA to amounts transferred to fund lifetime income payment options. We will also not apply a negative aggregate MVA to amounts withdrawn from guaranteed terms due to your death, if withdrawn during the six months following your death (other than at the death of a spousal beneficiary or joint contract holder who continued the contract in his or her name after the first death). After this six-month period, or upon the death of a spousal beneficiary or joint contract holder who continued the contract in his or her name after the first death, a positive or negative aggregate MVA may apply.

An MVA will not apply to:

>Amounts transferred at the end of a guaranteed term

>Transactions made under the maturity value transfer provision

>Transfers due to participation in the dollar cost averaging program*

>Amounts distributed under an SDO -- see "Systematic Distribution Options" in the contract prospectus

>Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived

* If you discontinue the dollar cost averaging program and transfer the amounts in it, subject to the Company's terms and conditions governing guaranteed terms, to another guaranteed term, an MVA will apply.

Calculation of the MVA

The amount of the MVA depends upon the relationship between:

>The deposit period yield of U.S. Treasury Notes that will mature in the last quarter of the guaranteed term

>The current yield of such U. S. Treasury Notes at the time of withdrawal

If the current yield is less than the deposit period yield, the MVA will decrease the amount withdrawn from a guaranteed term to satisfy a transfer or withdrawal request (the MVA will be positive). If the current yield is greater than the deposit period yield, the MVA will increase the amount withdrawn from a guaranteed term (the MVA will be negative or detrimental to the investor).

Deposit Period Yield

We determine the deposit period yield used in the MVA calculation by considering interest rates prevailing during the deposit period of the guaranteed term from which the transfer or withdrawal will be made. First, we identify the Treasury Notes that mature in the last three months of the guaranteed term. Then, we determine their yield-to-maturity percentages for the last business day of each week in the deposit period. We then average the resulting percentages to determine the deposit period yield.

Treasury Note information may be found each business day in publications such as the Wall Street Journal, which publishes the yield-to-maturity percentages for all Treasury Notes as of the preceding business day.

Current Yield

We use the same Treasury Notes identified for the deposit period yield to determine the current yield -- Treasury Notes that mature in the last three months of the guaranteed term. However, we use the yield-to-maturity percentages for the last business day of the week preceding the withdrawal and average those percentages to get the current yield.

MVA Formula

The mathematical formula used to determine the MVA is:

                                               x
                                      _     _ ---
                                     | (1+i) |365
                                     | ----- |
                                     | (1+j) |
                                     |_     _|

where i is the deposit period yield; j is the current yield; and x is the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term. (For examples of how we calculate MVA, refer to Appendix I.)

We make an adjustment in the formula of the MVA to reflect the period of time remaining in the guaranteed term from the Wednesday of the week of a withdrawal.

Contract Charges
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Certain charges may be deducted directly or indirectly from the funding options available under the contract, including the Guaranteed Account.

The contract may have a maintenance fee of up to $30 that we will deduct, on an annual basis, pro rata from all funding options including the Guaranteed Account. We may also deduct a maintenance fee upon full withdrawal of a contract.

The contract may have an early withdrawal charge that we will deduct, if applicable, upon a full or partial withdrawal from the contract. If the withdrawal occurs prior to the maturity of a guaranteed term, both the early withdrawal charge and an MVA may be assessed.

We do not deduct mortality and expense risk charges and other asset-based charges that may apply to variable funding options from the Guaranteed Account. These charges are only applicable to the variable funding options.

We may deduct premium taxes of up to 4% from amounts in the Guaranteed Account.

During the accumulation phase, transfer fees of up to $10 per transfer may be deducted from amounts held in or transferred from the Guaranteed Account.

Refer to the contract prospectus for details on contract deductions.

Other Topics
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Income Phase

The Guaranteed Account may not be used as a funding option during the income phase. Amounts invested in guaranteed terms must be transferred to one or more of the options available to fund income payments before income payments can begin.

An aggregate MVA, as previously described, may be applied to amounts transferred to fund income payments before the end of a guaranteed term. Amounts used to fund lifetime income payments will receive either a positive aggregate MVA or none at all; however, amounts transferred to fund a nonlifetime income payment option can receive either a positive or negative aggregate MVA.

Refer to the contract prospectus for a discussion of the income phase.

Investments

Amounts applied to the Guaranteed Account will be deposited to a nonunitized separate account established under Connecticut law. A nonunitized separate account is a separate account in which the contract holder does not participate in the performance of the assets through unit values or any other interest. Contract holders allocating funds to the nonunitized separate account do not receive a unit value of ownership of assets accounted for in this separate account. The risk of investment gain or loss is borne entirely by the Company. All Company obligations due to allocations to the nonunitized separate account are contractual guarantees of the Company and are accounted for in the separate account. All of the general assets of the Company are available to meet our contractual guarantees. To the extent provided for in the applicable contract, the assets of the nonunitized separate account are not chargeable with liabilities resulting from any other business of the Company. Income, gains and losses of the separate account are credited to or charged against the separate account without regard to other income, gains or losses of the Company.

Types of Investments. We intend to invest primarily in investment-grade fixed income securities including:

>Securities issued by the United States Government

>Issues of United States Government agencies or instrumentalities--these issues may or may not be guaranteed by the United States Government

>Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service

>Other debt instruments, including those issued or guaranteed by banks or bank holding companies, and of corporations, which although not rated by Moody's, Standard & Poor's, or other nationally recognized rating services, are deemed by the Company's management to have an investment quality comparable to securities which may be purchased as stated above

>Commercial paper, cash or cash equivalents, and other short-term investments having a maturity of less than one year which are considered by the Company's management to have investment quality comparable to securities which may be purchased as stated above

We may invest in futures and options. We purchase financial futures, related options and options on securities solely for non-speculative hedging purposes. Should securities prices be expected to decline, we may sell a futures contract or purchase a put option on futures or securities to protect the value of securities held in or to be sold for the general account or the nonunitized separate account. Similarly, if securities prices are expected to rise, we may purchase a futures contract or a call option against anticipated positive cash flow or may purchase options on securities.

We are not obligated to invest the assets attributable to the contract according to any particular strategy, except as required by Connecticut and other state insurance laws. The guaranteed interest rates established by the Company may not necessarily relate to the performance of the nonunitized separate account.

Distribution of Contracts

We serve as principal underwriter for the securities sold through this prospectus. We are registered as a broker-dealer with the SEC and are a member of the National Association of Securities Dealers, Inc.

We may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contracts and may negotiate different commissions for these broker-dealers. For additional information, see the contract prospectus.

Taxation

You should seek advice from your tax adviser as to the application of federal (and where applicable, state and local) tax laws to amounts paid to or distributed under the contract. Refer to the contract prospectus for a discussion of tax considerations.

Taxation of the Company. We are taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended. We own all assets supporting the contract obligations of the Guaranteed Account. Any income earned on such assets is considered income to the Company. We do not intend to make any provision or impose a charge under the contract with respect to any tax liability of the Company.

Taxation of Payments and Distributions. For information concerning the tax treatment of payments to and distributions from the contract, please refer to the contract prospectus.

Year 2000 Readiness

The Company is dependent upon computer systems and applications to conduct its business. The Company has developed and is currently executing a comprehensive risk-based plan designed to make its mission-critical information technology
(IT) systems and embedded systems Year 2000 ready. The plan for IT systems covers five stages including (i) assessment, (ii) remediation, (iii) testing,
(iv) implementation and (v) Year 2000 approval. Under this plan, remediation and testing, including Year 2000 approval testing, of the Company's IT systems were completed as of June 30, 1999.

The Company expects to incur internal staffing costs, as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare its systems for the Year 2000. On an after tax basis, total Company Year 2000 project costs were $21 million (after tax) in 1998 and are currently estimated to be at least $16 million (after tax) in 1999. Year 2000 costs were not material in 1997.

The Company deals with affiliated and unaffiliated third parties in connection with the investments made by the Company with the amounts allocated to the Guaranteed Account. Aetna Inc. and the Company have initiated communication with their critical external relationships to determine the extent to which the Aetna organization may be vulnerable to such parties' failure to resolve their own Year 2000 issues. The Aetna organization, including the Company, have assessed and are prioritizing responses in an attempt to mitigate risks with respect to the failure of these parties to be Year 2000 ready. The failure of third parties to complete adequate preparations in a timely manner could have an adverse effect on the operation of the Guaranteed Account, or the establishment of future guaranteed interest rates.

Experts

We have incorporated by reference into the Registration Statement of which this prospectus is a part and/or into this prospectus:

>A copy of the Company's latest Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999

>The consolidated balance sheets of the Company as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in shareholder's equity and cash flows and all related schedules for each of the years in the three-year period ended December 31, 1998. These statements are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998. We have relied upon the reports of KPMG LLP, independent certified public accountants, and upon their authority as experts in accounting and auditing.

>The reports of KPMG LLP

Legal Matters

The validity of the securities offered by this prospectus has been passed upon by counsel to the Company.

Further Information

This prospectus does not contain all of the information contained in the registration statement of which this prospectus is a part. Portions of the registration statement have been omitted from this prospectus as allowed by the SEC. You may obtain the omitted information from the offices of the SEC, as described below.

We are required by the Securities Exchange Act of 1934 to file periodic reports and other information with the SEC. You may inspect or copy information concerning the Company at the Public Reference Room of the SEC at:

                      Securities and Exchange Commission
                              450 Fifth Street NW
                             Washington, DC 20549

You may also obtain copies of these materials at prescribed rates from the Public Reference Room of the above office. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also find more information about the Company at http:// www.aetna.com.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and a copy of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 accompany this prospectus. We refer to Form 10-K and Form 10-Q for a description of the Company and its business, including financial statements. We intend to send contract holders annual account statements and other such legally required reports. We do not anticipate such reports will include periodic financial statements or information concerning the Company.

You can find this prospectus and other information the Company must file with the SEC on the SEC's web site at http://www.sec.gov.

Incorporation of Certain Documents by Reference

We have incorporated by reference the Company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as filed with the SEC and in accordance with the Securities and Exchange Act of 1934. The Annual Report and Quarterly Report must accompany this prospectus. Form 10-K and Form 10-Q contain additional information about the Company including certified financial statements for the latest fiscal year.

The registration statement for this prospectus incorporates some documents by reference. We will provide a free copy of any such documents upon the request of anyone who has received this prospectus. We will not include exhibits to those documents unless they are specifically incorporated by reference into the document. Direct requests to:

                   Aetna Life Insurance and Annuity Company
                             151 Farmington Avenue
                              Hartford, CT 06156
                                1-800-531-4547

Inquiries

You may contact us directly by writing to us at the address shown above or by calling 1-800-531-4547.

                                  Appendix I
               Examples of Market Value Adjustment Calculations
--------------------------------------------------------------------------------

The following are examples of market value adjustment (MVA) calculations using several hypothetical deposit period yields and current yields. These examples do not include the effect of any early withdrawal charge that may be assessed under the contract upon withdrawal.

EXAMPLE I

Assumptions:

i, the deposit period yield, is 8%

j, the current yield, is 10%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

                                               x
                                      _     _ ---
                                     | (1+i) |365
                               MVA = | ----- |
                                     | (1+j) |
                                     |_     _|

                                               927
                                      _      _ ---
                                     | (1.08) |365
                                   = | ------ |
                                     | (1.10) |
                                     |_      _|

                                             = .9545

In this example, the deposit period yield of 8% is less than the current yield of 10%; therefore, the MVA is less than 1. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be increased to compensate for the negative MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,095.34 withdrawal from the guaranteed term.

Assumptions:

i, the deposit period yield, is 5%

j, the current yield, is 6%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

                                               x
                                      _     _ ---
                                     | (1+i) |365
                               MVA = | ----- |
                                     | (1+j) |
                                     |_     _|

                                               927
                                      _      _ ---
                                     | (1.05) |365
                                   = | ------ |
                                     | (1.06) |
                                     |_      _|

                                             = .9762

In this example, the deposit period yield of 5% is less than the current yield of 6%; therefore, the MVA is less than 1. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be increased to compensate for the negative MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,048.76 withdrawal from the guaranteed term.

EXAMPLE II

Assumptions:

i, the deposit period yield, is 10%

j, the current yield, is 8%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

                                               x
                                      _     _ ---
                                     | (1+i) |365
                               MVA = | ----- |
                                     | (1+j) |
                                     |_     _|

                                               927
                                      _      _ ---
                                     | (1.10) |365
                                   = | ------ |
                                     | (1.08) |
                                     |_      _|

                                             = 1.0477

In this example, the deposit period yield of 10% is greater than the current yield of 8%; therefore, the MVA is greater than 1. The amount withdrawn from the guaranteed term is multiplied by this MVA.


If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be decreased to compensate for the positive MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,908.94 withdrawal from the guaranteed term.


Assumptions:

i, the deposit period yield, is 5%

j, the current yield, is 4%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

                                               x
                                      _     _ ---
                                     | (1+i) |365
                               MVA = | ----- |
                                     | (1+j) |
                                     |_     _|

                                               927
                                      _      _ ---
                                     | (1.05) |365
                                   = | ------ |
                                     | (1.04) |
                                     |_      _|

                                             = 1.0246

In this example, the deposit period yield of 5% is greater than the current yield of 4%; therefore, the MVA is greater than 1. The amount withdrawn from the guaranteed term is multiplied by this MVA.


If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be decreased to compensate for the positive MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,951.98 withdrawal from the guaranteed term.

                                  Appendix II
                  Examples of Market Value Adjustment Yields
--------------------------------------------------------------------------------
The following hypothetical examples show the MVA based upon a given current yield at various times remaining in the guaranteed term. Table A illustrates the application of the MVA based upon a deposit period yield of 10%; Table B illustrates the application of the MVA based upon a deposit period yield of 5%. The MVA will have either a positive or negative influence on the amount withdrawn from or remaining in a guaranteed term. Also, the amount of the MVA generally decreases as the end of the guaranteed term approaches.

TABLE A: Deposit Period Yield of 10%

             Change in
              Deposit
 Current      Period                                  Time Remaining to
  Yield        Yield                             Maturity of Guaranteed Term
---------   ----------   ----------------------------------------------------------------------------
                           8 Years       6 Years       4 Years      2 Years      1 Year      3 Months
                         -----------   -----------   -----------   ---------   ----------   ---------
    15%          +5%         -29.9%        -23.4%        -16.3%       -8.5%        -4.3%       -1.1%
    13%          +3%         -19.4         -14.9         -10.2        -5.2         -2.7        -0.7
    12%          +2%         -13.4         -10.2          -7.0        -3.5         -1.8        -0.4
    11%          +1%          -7.0          -5.3          -3.6        -1.8         -0.9        -0.2
     9%          -1%           7.6           5.6           3.7         1.8          0.9         0.2
     8%          -2%          15.8          11.6           7.6         3.7          1.9         0.5
     7%          -3%          24.8          18.0          11.7         5.7          2.8         0.7
     5%          -5%          45.1          32.2          20.5         9.8          4.8         1.2

TABLE B: Deposit Period Yield of 5%

             Change in
              Deposit
 Current      Period                                  Time Remaining to
  Yield        Yield                             Maturity of Guaranteed Term
---------   ----------   ----------------------------------------------------------------------------
                           8 Years       6 Years       4 Years      2 Years      1 Year      3 Months
                         -----------   -----------   -----------   ---------   ----------   ---------
   9%            +4%         -25.9%        -20.1%        -13.9%       -7.2%        -3.7%       -0.9%
   8%            +3%         -20.2         -15.6         -10.7        -5.5         -2.8        -0.7
   7%            +2%         -14.0         -10.7          -7.3        -3.7         -1.9        -0.5
   6%            +1%          -7.3          -5.5          -3.7        -1.9         -0.9        -0.2
   4%            -1%           8.0           5.9           3.9         1.9          1.0         0.2
   3%            -2%          16.6          12.2           8.0         3.9          1.9         0.5
   2%            -3%          26.1          19.0          12.3         6.0          2.9         0.7
   1%            -4%          36.4          26.2          16.8         8.1          4.0         1.0

20